EXHIBIT 99.1

Re:	Request to Ministry of Communications

Ramat-Gan, Israel	May 31, 2018

B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”).

The Company reports that its parent company, Internet Gold - Golden Lines Ltd. (“Internet Gold”) submitted a formal request to Israel’s Ministry of Communications in connection with the control permit of Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”), which was granted to Internet Gold, the Company and to other entities of the Eurocom group.

The formal request asks the Ministry to approve that Internet Gold and the Company will continue to be considered controlling shareholders of the Bezeq group, as long as Eurocom Communications Ltd. and Shaul and Yossef Elovitch hold, taken together, 35% or more of the holdings in Internet Gold.

At this stage, neither the Company nor Internet Gold are able to estimate the outcome of the request or its chances of being approved.

Internet Gold has begun to examine the possibility of raising capital by means of a private placement in Israel, which may include issuance of warrants. Internet Gold is in preliminary discussions with various possible investors in Israel.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.